UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  March 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Preliminary Discussions - 20 March 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 20, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 20, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                                                              20th March 2007

                                  BARCLAYS PLC

       Barclays and ABN AMRO Announce Outline of Preliminary Discussions

Further to the announcement of 19th March 2007, Barclays PLC ("Barclays") and ABN AMRO Holding N.V. ("ABN AMRO") confirm that they are in exclusive preliminary discussions with regard to a potential combination of the two organisations that would create value for both sets of shareholders. These talks are at an early and exploratory stage and there can be no certainty that they will lead to a transaction or the form it will take.

Barclays and ABN AMRO have agreed to engage in discussions that seek to incorporate the following broad objectives:

  - The holding company of the combined entity would be a UK incorporated company (PLC) with a primary listing on the London Stock Exchange and secondary listing on Euronext Amsterdam.

  - The new entity would have a UK unitary Board and clear governance and management structures.

  - The first Chairman would be nominated by ABN AMRO and the first Chief Executive Officer would be nominated by Barclays.

  - The head office for the combined entity would be located in Amsterdam.

  - Discussions have been initiated with the UK, Dutch and other relevant regulators as regards seeking the Dutch Central Bank (DNB) to act as lead regulator for the combined entity.

The ultimate outcome of these discussions generally, and in regard to these specific objectives, will depend on the consultation with and the approvals of the multiple regulators and other stakeholders in the various jurisdictions.

Further announcements will be made in due course.


                                    - ENDS -

For further information please contact:

Contacts at Barclays:

Investor Relations
Mark Merson/James S Johnson
Office: +44 (0)20 7116 5752/2927
Mobile: +44 (0)7770 748 771

Media Relations
Stephen Whitehead/Alistair Smith
Office: +44 (0)20 7116 6060/6132
Mobile: +44 (0)7880 783 532


Future SEC Filings and this Filing: Important Information
In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http:// www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.